Exhibit 99.1	GRACO INC.
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, July 26, 2023	Financial Contact: David Lowe, 612-623-6456 Media Contact: Laura Evanson, 612-656-7435 Laura_L_Evanson@graco.com

Graco Reports Record Quarterly Sales and Operating Earnings
Double-Digit Sales Growth in the Process Segment
MINNEAPOLIS (July 26, 2023) – Graco Inc. (NYSE: GGG) today announced results for the second quarter ended June 30, 2023.

Summary
$ in millions except per share amounts

	Three Months Ended			Six Months Ended
	Jun 30, 2023	Jul 1, 2022	% Change	Jun 30, 2023	Jul 1, 2022	% Change
Net Sales	$559.6	$548.5	2%	$1,089.3	$1,042.8	4%
Operating Earnings	157.1	148.7	6%	313.7	277.0	13%
Net Earnings	134.3	117.4	14%	263.4	218.2	21%
Diluted Net Earnings per Common Share	$0.78	$0.68	15%	$1.53	$1.26	21%

Adjusted (non-GAAP): (1)
Net Earnings, adjusted	$128.8	$117.0	10%	$255.3	$216.3	18%
Diluted Net Earnings per Common Share, adjusted	$0.75	$0.68	10%	$1.48	$1.25	18%
(1) Excludes impacts of excess tax benefits from stock option exercises. See Financial Results Adjusted for Comparability below for a reconciliation of adjusted non-GAAP financial measures to GAAP.
•Sales for the quarter increased 2 percent. Strong growth in the Process segment more than offset a decrease in the Contractor segment.
•Gross profit margin rate for the quarter was more than 3 percentage points higher than the comparable period last year due to realized pricing and favorable product and channel mix.
•Operating expenses for the quarter increased 12 percent and increased 2 percentage points as a percentage of sales.
"Graco achieved record quarterly sales and operating earnings driven by strong results in both the Process and Industrial segments," said Mark Sheahan, Graco's President and CEO. "These segments experienced growth for the quarter in most major product categories and reportable regions with the exception of continued softness in Asia Pacific. Contractor performance was mixed, with declines in the home center and pro paint channels partially offset by new product introductions and growth in the pavement, protective coatings and spray foam product categories."

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Consolidated Results
Net sales for the quarter increased 2 percent from the comparable period last year (3 percent at consistent translation rates). Sales increased 2 percent in the Americas and 7 percent in EMEA (5 percent at consistent translation rates), and decreased 4 percent in Asia Pacific (sales were flat at consistent translation rates). Year- to-date sales increased 4 percent from the comparable period last year (6 percent at consistent translation rates). Sales increased 7 percent in the Americas and 5 percent in EMEA (6 percent at consistent translation rates), and decreased 5 percent in Asia Pacific (1 percent at consistent translation rates). Changes in currency translation rates decreased worldwide sales by $3 million for the quarter and $14 million for the year to date.

Gross profit margin rates for the quarter and year to date increased approximately 3 percentage points from the comparable periods last year. Strong price realization and favorable product and channel mix more than offset higher product costs.

Operating expenses for the quarter increased $14 million (12 percent) from the comparable period last year. The increase includes $4 million of incremental share-based compensation and $3 million of increased spending related to product development and other growth initiatives. Operating expenses for the year to date increased $16 million (7 percent) from the comparable period last year. Volume and rate-related increases, higher product development spending and incremental share-based compensation accounted for most of the increase. Partially offsetting the year-to-date increase were $3 million of credit losses on customer receivables in Russia in the prior year that did not repeat and $2 million from favorable changes in currency translation rates.

The effective income tax rate was 16 percent for the quarter and 17 percent for the year to date, down 4 percentage points and 2 percentage points, respectively, from the comparable periods last year, primarily due to increases in excess tax benefits from stock option exercises.

Segment Results
Management assesses performance of segments by reference to operating earnings excluding unallocated corporate expenses. For a reconciliation of segment operating earnings to consolidated operating earnings, refer to the segment information table included in the financial statement section of this release. Certain measurements of segment operations are summarized below:

	Three Months			Six Months
	Contractor	Industrial	Process	Contractor	Industrial	Process
Net Sales (in millions)	$255.6	$163.5	$140.5	$501.6	$313.7	$274.0
Percentage change from last year
Sales	(4)%	3%	13%	0%	4%	14%
Operating earnings	1%	1%	40%	12%	1%	44%
Operating earnings as a percentage of sales
2023	27%	34%	31%	28%	35%	31%
2022	26%	35%	25%	25%	36%	24%

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Components of net sales change by geographic region for the Contractor segment were as follows:

	Three Months				Six Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	(5)%	0%	(1)%	(6)%	1%	0%	0%	1%
EMEA	6%	0%	2%	8%	6%	0%	(1)%	5%
Asia Pacific	(6)%	0%	(5)%	(11)%	(7)%	0%	(5)%	(12)%
Consolidated	(3)%	0%	(1)%	(4)%	1%	0%	(1)%	0%
Slower economic activity in construction markets in the Americas and Asia Pacific drove Contractor segment sales down 4 percent for the quarter. For the year to date, favorable response to new product offerings and improved product availability were able to offset reduced demand. Operating margin rates for the quarter and year to date increased 1 percentage point and 3 percentage points, respectively, as price realization and favorable product and channel mix more than offset higher product costs and increased spending on product development and growth initiatives.

Components of net sales change by geographic region for the Industrial segment were as follows:

	Three Months				Six Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	7%	0%	0%	7%	11%	0%	0%	11%
EMEA	5%	0%	3%	8%	5%	0%	(1)%	4%
Asia Pacific	(1)%	0%	(4)%	(5)%	(2)%	0%	(5)%	(7)%
Consolidated	4%	0%	(1)%	3%	6%	0%	(2)%	4%
Sales growth in the Americas and EMEA for the quarter and year to date was partially offset by weakness in Asia Pacific, where declines in finishing system sales and other project activity continued. The unfavorable effects of currency translation drove a 1 percentage point decrease in the operating margin rate for the quarter and year to date.

Components of net sales change by geographic region for the Process segment were as follows:

	Three Months				Six Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	19%	0%	0%	19%	20%	1%	0%	21%
EMEA	3%	0%	1%	4%	7%	0%	(1)%	6%
Asia Pacific	5%	0%	(3)%	2%	6%	0%	(3)%	3%
Consolidated	14%	0%	(1)%	13%	15%	1%	(2)%	14%
Double-digit sales growth continued in the Process segment for the quarter and year to date from the comparable periods last year. Sales growth for the quarter and year to date was particularly strong in the automatic lubrication, vehicle service and semiconductor product applications. The operating margin rate for this segment increased 6 percentage points for the quarter and 7 percentage points year to date from the comparable periods last year primarily due to price realization and expense leverage.

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Outlook
"Incoming order rates are in line with our expectations," said Sheahan.  "However, comparisons for the remainder of the year will be more difficult as a result of pricing actions implemented in the second half of last year.  We are confirming our revenue outlook for the full year of low single-digit growth on an organic, constant currency basis."

Financial Results Adjusted for Comparability
Excluding the impacts of excess tax benefits from stock option exercises presents a more consistent basis for comparison of financial results. A calculation of the non-GAAP measurements of adjusted income taxes, effective income tax rates, net earnings and diluted earnings per share follows (in millions except per share amounts):

	Three Months Ended		Six Months Ended
	Jun 30, 2023	Jul 1, 2022	Jun 30, 2023	Jul 1, 2022
Earnings before income taxes	$159.6	$146.3	$317.0	$269.3

Income taxes, as reported	$25.4	$29.0	$53.5	$51.1
Excess tax benefit from option exercises	5.5	0.4	8.1	1.9
Income taxes, adjusted	$30.9	$29.4	$61.6	$53.0

Effective income tax rate
As reported	15.9%	19.8%	16.9%	19.0%
Adjusted	19.4%	20.0%	19.4%	19.7%

Net Earnings, as reported	$134.3	$117.4	$263.4	$218.2
Excess tax benefit from option exercises	(5.5)	(0.4)	(8.1)	(1.9)
Net Earnings, adjusted	$128.8	$117.0	$255.3	$216.3

Weighted Average Diluted Shares	172.6	172.7	172.1	173.7
Diluted Earnings per Share
As reported	$0.78	$0.68	$1.53	$1.26
Adjusted	$0.75	$0.68	$1.48	$1.25

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Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Form 10-K, Form 10-Qs and Form 8-Ks, and other disclosures, including our overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

Future results could differ materially from those expressed due to the impact of changes in various factors. These risk factors include, but are not limited to: the impact of the COVID-19 pandemic on our business; Russia's invasion of Ukraine, and the sanctions and actions taken against Russia and Belarus in response to the invasion; economic conditions in the United States and other major world economies; our Company’s growth strategies, which include making acquisitions, investing in new products, expanding geographically and targeting new industries; changes in currency translation rates; the ability to meet our customers’ needs and changes in product demand; supply interruptions or delays; security breaches; new entrants who copy our products or infringe on our intellectual property; risks incident to conducting business internationally; catastrophic events; changes in laws and regulations; compliance with anti-corruption and trade laws; changes in tax rates or the adoption of new tax legislation; the possibility of asset impairments if acquired businesses do not meet performance expectations; political instability; results of and costs associated with litigation, administrative proceedings and regulatory reviews incident to our business; our ability to attract, develop and retain qualified personnel; the possibility of decline in purchases from a few large customers of the Contractor segment; variations in activity in the construction, automotive, mining and oil and natural gas industries; and the impact of declines in interest rates, asset values and investment returns on pension costs and required pension contributions. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2022 (and most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified above and in Item 1A might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, July 27, 2023, at 11 a.m. ET, 10 a.m. CT, to discuss Graco’s second quarter results.

A real-time listen-only webcast of the conference call will be broadcast by Nasdaq. Individuals can access the call and view the slides on the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

About Graco

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure,

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control, dispense and spray fluid and powder materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

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GRACO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (Unaudited)
(In thousands except per share amounts)

	Three Months Ended		Six Months Ended
	Jun 30, 2023	Jul 1, 2022	Jun 30, 2023	Jul 1, 2022
Net Sales	$559,644	$548,547	$1,089,290	$1,042,832
Cost of products sold	268,229	279,487	512,735	519,297
Gross Profit	291,415	269,060	576,555	523,535
Product development	21,286	19,967	41,765	39,045
Selling, marketing and distribution	68,380	62,076	133,763	125,071
General and administrative	44,697	38,337	87,307	82,376
Operating Earnings	157,052	148,680	313,720	277,043
Interest expense	1,798	1,726	3,145	7,013
Other (income) expense, net	(4,365)	607	(6,394)	760
Earnings Before Income Taxes	159,619	146,347	316,969	269,270
Income taxes	25,351	28,969	53,535	51,049
Net Earnings	$134,268	$117,378	$263,434	$218,221
Net Earnings per Common Share
Basic	$0.80	$0.69	$1.56	$1.29
Diluted	$0.78	$0.68	$1.53	$1.26
Weighted Average Number of Shares
Basic	168,683	169,128	168,351	169,469
Diluted	172,551	172,698	172,114	173,688

SEGMENT INFORMATION (Unaudited)
(In thousands)

	Three Months Ended		Six Months Ended
	Jun 30, 2023	Jul 1, 2022	Jun 30, 2023	Jul 1, 2022
Net Sales
Contractor	$255,648	$265,739	$501,619	$500,331
Industrial	163,523	158,325	313,713	302,994
Process	140,473	124,483	273,958	239,507
Total	$559,644	$548,547	$1,089,290	$1,042,832
Operating Earnings
Contractor	$68,868	$68,244	$142,640	$127,191
Industrial	55,887	55,201	108,657	107,831
Process	43,620	31,057	84,185	58,545
Unallocated corporate (expense)	(11,323)	(5,822)	(21,762)	(16,524)
Total	$157,052	$148,680	$313,720	$277,043